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Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

bfenske@fulbright.com direct dial: (713) 651-5557	telephone: (713) 651-5151 facsimile: (713) 651-5246

November 5, 2008

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Donna Levy

  Re:
  Rosetta Stone Inc.
  Registration Statement on Form S-1
  Filed September 23, 2008
   File No. 333-153632

Ladies and Gentlemen:

            On September 23, 2008, Rosetta Stone Inc. (the "Registrant") filed its Registration Statement on Form S-1 (the "Form S-1") relating to the initial public offering of shares of its common stock. By letter dated October 21, 2008, the Registrant has received the comments of the staff of the Division of Corporation Finance (the "Staff") relating to the Form S-1 (the "Comment Letter").

            In response to the Comment Letter, the Registrant has filed Amendment No. 1 to the Form S-1 (the "Amendment"). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant's responses to those comments.

General

1.
We note that you have omitted certain information from the prospectus. While we will process amendments that lack information regarding the price range, we note that a price range and all price-dependant information will need to be included in the filed prospectus that you distribute prior to the desired effective date. Please insure that information you omit is within the scope of Rule 430A.

Once you provide omitted information, we will need time to review that disclosure. Similarly, please anticipate that we will need time to review all omitted exhibits, including the amended and restated certificate of incorporation and by-laws, executive employment agreement with Mr. Adams and legal opinion.

             Response:    The Registrant notes the Staff's comment. The Registrant does not yet have an estimate of the price range, but will include that information as soon as it is available.

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Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

2.
Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

             Response:    The Registrant notes the Staff's comment and will supplementally provide the Staff with copies of the graphical materials or artwork the Registrant intends to use in the prospectus as soon as they are available.

3.
Please provide us with the relevant portions of each of the reports by Global Market Insite Inc., The Nielsen Company, Euromonitor International Inc. and Global Industry Analysts, Inc. that you discuss in the prospectus. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

             Response:    The Registrant notes the Staff's comment and is supplementally providing the Staff with the relevant portions of the above-noted reports.

Prospectus Summary

Rosetta Stone Inc.

Rosetta Stone Solution, page 3

4.
We note your reference to software related awards from The O List in the June 2007 issue of O, the Oprah Magazine, MacUser Magazine, McGraw-Hill and PC Magazine. Please add a brief explanation that describes each award and the basis upon which it is made.

             Response:    The disclosure on page 3 of the Amendment has been revised in response to the Staff's comment.

Risk Factors, page 11

General

5.
Limit your risk factor discussion to those risk factors that make this offering speculative or risky, eliminating risks that could apply to any issue or offering. Explain how the risk specifically affects you or the securities being offered. We note, for example, that the following risk factors appear to apply to any company similar to you: "If we fail to comply with any of a wide variety of government regulations...," on page 21; "We may engage in future acquisitions...," on page 23; "We may experience a decline in revenue or profitability...," page 25; "The price of our common stock may be volatile," page 30; and "We do not anticipate paying any cash dividends...," on page 31.

             Response:    The disclosure in "Risk Factors" has been revised in response to the Staff's comment.

6.
Ensure that you have provided quantitative and factual context for the risk factors that you do discuss. As examples only, in the risk factor entitled "Product Returns Could Exceed our Estimates...,"on page 15 you discuss the risk of product returns, but give no information concerning the extent to which this has had an effect on your historical operations. Similarly in the risk factor entitled "We are Exposed to Risks Associated with Credit Card and Payment Fraud...," on page 20 quantity the losses you have suffered, and in the risk factor entitled "Our Sales to U.S. Government Agencies and Armed Forces...," on page 22 provide the percentage of your revenues from the U.S. government and armed forces.

             Response:    The disclosure in "Risk Factors" has been revised in response to the Staff's comment. We advise you supplementally that losses from credit card fraud were approximately 0.1% of total revenue in the year ended December 31, 2007. The Registrant believes that including quantification of this risk, in light of the small percentage, could have the effect of mitigating the risk and has therefore not included such quantification.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 48

7.
Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

             Response:    The disclosure on page 48 of the Amendment has been revised in response to the Staff's comment.

8.
Please revise to disclose the following information related to issuances of equity instruments:

•
Please revise to disclose, in greater detail, the significant factors considered and assumptions made in determining the fair value of the underlying common stock. Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations. Your disclosures should address how the market and income approaches were weighted at each valuation date and explain the basis for that weighting. You should also describe, in greater detail, how you allocated the enterprise value between your preferred and common stock; and

•
Discuss, in greater detail, each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity- related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

In order to ensure that your disclosures allow readers to fully understand your valuation methods, substantially increase the amount of quantitative information throughout your presentation.

             Response:    The disclosure on pages 48 and 49 of the Amendment has been revised in response to the Staff's comment.

9.
Your disclosures indicate that you interpolated the fair values between valuation dates. Please tell us how you interpolated these amounts.

             Response:    In order to determine the fair market value of its common stock, the Registrant performed valuations on a regular basis. For stock options that were granted more than 30 days from a valuation date, the Registrant utilized the valuations immediately prior to and after the option grant date and interpolated the fair market values on a straight-line basis to calculate the common stock fair market value as of the option grant date. The Registrant interpolated the fair market value on a straight-line basis because no specific significant events occurred between valuation dates that impacted the valuation during the respective periods. For example, in order to calculate the fair market value of its common stock for stock options granted on March 21, 2007, the Registrant utilized the December 31, 2006 and May 31, 2007 valuations of $7.90 and $9.50, respectively, and calculated a fair value of $8.75 as of March 21, 2007. The Registrant calculated this amount by prorating the increase in value from the December 31, 2006 valuation to the May 31, 2007 valuation on a daily basis.

10.
Your disclosure on page 97 indicates that the exercise price of stock options was based on third-party valuation reports. Please tell us the nature and extent of the valuation expert's involvement in your decision-making process. Also, please clarify whether the third-party valuation reports were used to determine the exercise price of the option or the fair value of the common stock underlying the option.

             Response:    The disclosure on page 99 of the Amendment has been revised in response to the Staff's comment to indicate that the valuation was determined by the Registrant's board of directors and to remove references to the third party valuation reports. The Registrant advises you supplementally that it obtained third party valuations that match the determinations of value by the Registrant that are disclosed in the Amendment.

11.
Tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

             Response:    The Registrant has not yet determined the proposed IPO price nor have the underwriters provided an estimated price range for the Registrant's stock in the IPO. The Registrant began formal discussions with potential underwriters on July 9, 2008, at which time the Registrant initiated its process of interviewing investment banks to participate in its potential IPO. The Registrant did consider the possibility of an IPO and the market conditions for IPOs in the valuation of its common stock performed after July 9, 2008.

Internal Control Over Financial Reporting, page 52

12.
Please expand your discussion to explain why the material weaknesses and significant deficiencies persisted through 2007, and state whether they continued through the second quarter of 2008. State whether you took any actions after December 2007 to address the concerns.

             Response:    The disclosure on pages 51 and 52 of the Amendment has been revised in response to the Staff's comment.

Results of Operations, page 54

General

13.
Revise your disclosures throughout MD&A to provide a discussion of the provision for income taxes.

             Response:    The disclosure in MD&A has been revised on pages 57, 58, 61 and 64 of the Amendment in response to the Staff's comment.

Comparison of the Six Months Ended June 30, 2008 and the Six Months Ended June 30, 2007

Revenue, page 56

14.
Please expand your discussion to include more quantitative disclosure of the reasons for the material changes in revenue. You should revise to disclose the dollar amount of the increase in revenue attributed to the increase in unit sales and the increase in average selling price. Also, tell us how you considered disclosing the actual number of units sold and the average selling price in the period compared to the corresponding prior period. Refer to Item 303(A)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your revenue disclosures throughout MD&A.

             Response:    The disclosure in MD&A has been revised in response to the Staff's comment.

15.
We note that your current discussion addresses the changes in revenue by sales channel. This discussion should also enable the reader to understand the changes in product and subscription and service revenues recognized. State the dollar amount of the revenue fluctuations attributable to the introduction of new products during the period. Finally, discuss the impact on revenues occurring from the introduction of new products that initially are compatible with a limited number of operating systems. Revise your revenue disclosures throughout MD&A accordingly.

             Response:    The disclosure in MD&A has been revised in response to the Staff's comment.

            With regard to quantifying the amount of revenue fluctuation attributable to the introduction of new products, upon the release of any new Version 3 languages, the Registrant ceased selling the same languages in Version 2. As a result, sales of new products effectively replaced sales of previous products. However, most Version 3 languages included an additional level of instruction, which enabled the Registrant to offer the more comprehensive courses at a higher price point.

            The Registrant has not introduced new products that initially are compatible with only a limited number of operating systems. The Registrant's products are compatible with both the Microsoft Windows and the Apple operating systems upon release. As a result, the Registrant's products address the vast majority of PC users' operating systems in the markets in which it operates.

General and Administrative Expenses, page 58

16.
Your discussion of the changes in general and administrative expenses addresses the increase in personnel related costs that were almost entirely offset by the decrease in professional service expenses. Please expand your disclosures to address the other factors contributing to the overall increase in 2008.

             Response:    The disclosure on page 57 of the Amendment has been revised in response to the Staff's comment.

Comparison of the Period from January 4, 2006 through December 31, 2006 and the Year Ended December 31, 2005

General, page 61

17.
We note that your discussion of the results of operations includes only the results of the Successor for the period January 4, 2006 to December 31, 2006. Tell us why you have not included a discussion of the results of the Predecessor for the period January 1, 2006 to January 4, 2006. In this regard, we note that there were significant costs incurred during this short period. Please note that your filing should include a discussion of the historical financial statements required by Item 303 of Regulation S-K. This "period" may be included within the discussions for the 2006 and 2005 comparison.

             Response:    The disclosure on pages 61 and 68 of the Amendment has been revised in response to the Staff's comment.

Liquidity and Capital Resources, page 67

18.
Clarify your disclosure to indicate that your credit agreement with Madison Capital provides for both a term loan and a revolving loan, and that the terms of the credit agreement will survive your repayment of the term loan. State the circumstances in which you intend to, or would expect to, borrow under the revolver.

             Response:    The disclosure on page 67 of the Amendment has been revised in response to the Staff's comment.

Cash Flow Analysis, page 67

19.
We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in working capital, but you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See Section IV.B.1 of SEC Release 33-8350. Please revise your disclosures accordingly.

             Response:    The disclosure on pages 67, 68 and 69 of the Amendment has been revised in response to the Staff's comment.

Business

Intellectual Property, page 86

20.
We note that you have a license agreement with the University of Colorado to use speech recognition technology for language learning solutions. Please provide us with your analysis as to why this agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, which requires the filing of contracts on which a business is substantially dependent.

             Response:    The Registrant notes the Staff's comment and the license agreement will be filed with a later amendment to the registration statement.

Properties, page 87

21.
Please provide us your analysis as to why the lease for your warehouse facility need not be filed as an exhibit pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

             Response:    This lease has been filed as an exhibit to the Amendment.

Executive Compensation

Determining the Amount of Each Element of Compensation

Overview, page 95

22.
Please clarify how you determine that your compensation program is competitive with those of other companies with which you may compete. We note that the compensation committee relies on third-party compensation studies. Tell us how you obtained these studies, and clarify whether the information or the third parties was prepared for or at the request of your company. Explain in further detail the nature of the guidance the information of the third party provided to you in the formulation of your compensation program.

             Response:    The disclosure on pages 95 and 96 of the Amendment has been revised in response to the Staff's comment.

Variable Pay, page 95

23.
We note that the compensation committee has the authority to modify a bonus structure during the year if it deems it appropriate. Discuss the circumstances that would result in the use of this discretion and whether such discretion has been previously exercised.

             Response:    The disclosure on page 96 of the Amendment has been revised in response to the Staff's comment. The compensation committee has not previously amended a bonus plan for any such circumstance.

24.
Based upon your disclosure, it appears that the individual performance objectives for each NEO are material to an understanding of your executive compensation program. Please advise.

             Response:    The disclosure on pages 96 and 97 of the Amendment has been revised in response to the Staff's comment.

25.
We note that the financial targets were not met and no bonuses were paid, but that the non-financial targets and individual targets were met and bonuses were paid accordingly. Please provide an analysis of how you arrived at, and why you paid, or did not pay, each particular level of compensation for each NEO for fiscal year 2007.

             Response:    The disclosure on pages 97 and 98 of the Amendment has been revised in response to the Staff's comment.

26.
We note that Mr. Helman received a $10,000 discretionary performance bonus. Explain the reasons for the award and how the amount of the award was determined. Generally discuss the circumstances that would result in the use of this discretion to award performance bonuses.

             Response:    The disclosure on page 98 of the Amendment has been revised in response to the Staff's comment.

Allocation of Equity Compensation Awards, page 96

27.
We note that you awarded two of your NEOs stock options in 2007 and that in awarding stock options the committee considers several factors. For each NEO, please provide an analysis of how you arrived at, and why you awarded, or did not award, stock options for fiscal year 2007. Additionally, we note your statement on page 101 that you plan to award shares of common stock to your NEOs in 2008 and that this award is "consistent with the goals and policies of our compensation committee...." Specify the award to each NEO, explain the business purpose of the awards and how they are consistent with such goals and policies.

             Response:    The disclosure on page 98 of the Amendment has been revised in response to the first two sentences of the Staff's comment. The Registrant has not yet determined the amount of each award referenced on page 102, but will revise that disclosure as soon as those awards are made.

Employment Arrangements with Tom P. H. Adams, page 101

28.
Please expand the description of Mr. Adam's employment agreement to provide a concise discussion of terminations "without cause" and "for good reason," as used in that agreement. Provide similar information regarding termination "without cause" and "for good reason" as used in the severance agreements for your named executive officers other than Mr. Adams. The response to this comment should be concise and provide an over-view of the purpose and effect of these terms. Please refrain from inserting lengthy text from the underlying agreements.

             Response:    The disclosure on page 103 of the Amendment has been revised in response to the Staff's comment. Mr. Adams' employment agreement will be filed with a later amendment to the registration statement.

Payments Upon Termination or Upon Change in Control, page 101

29.
Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the severance agreements. See Item 402(b)(l)(v) and 402(j)(3) of Regulation S-K. File each severance agreement as an exhibit.

             Response:    The disclosure on page 99 of the Amendment has been revised in response to the Staff's comment. The severance agreements will be filed with a later amendment to the registration statement.

Related Party Transactions

Formation, page 108

30.
Provide us your analysis as to why the documents related to the purchase of your securities by ABS Capital Partners and Norwest need not be filed as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

             Response:    The document related to those purchases has been filed as an exhibit to the Amendment in response to the Staff's comment.

Acquisition of Fairfield & Sons, Ltd., page 108

31.
Please provide us your analysis as to why the plan of acquisition related to the Fairfield transaction need not be filed as exhibits pursuant to Item 601(b)(2) of Regulation S-K. It appears that document relates to a material plan of acquisition that is described in the prospectus.

             Response:    The stock purchase agreement for that acquisition has been filed as an exhibit to the Amendment in response to the Staff's comment.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

32.
Revise to disclose pro forma earnings per share information for the latest year and interim period giving effect to the conversion of the preferred stock into common stock.

             Response:    The disclosure on page F-4 of the Amendment has been revised in response to the Staff's comment.

33.
We note that the Predecessor's tax status was an S corporation and the Successor's tax status is a C corporation. Please tell us how considered presenting pro forma tax and EPS data for the Predecessor periods as if the Predecessor was a C corporation.

             Response:    In evaluating the Predecessor's tax status, the Registrant believes that it would not provide a material benefit to an investor to conform the Predecessor's tax expense to the Registrant's current presentation. The Registrant's conclusion is primarily based on two factors. The Registrant believes that presenting two full years and nine month interim data ended September 30, 2008 for the Successor entity provides investors with a sufficient basis to understand the Registrant's tax related activity and accounts and to evaluate the Registrant as a C corporation rather than as an S corporation. Furthermore, the Registrant believes that, due to its significant growth since 2005, the Predecessor's tax information and earnings per share for the year ended December 31, 2005 is not a relevant indicator of its current performance or helpful in an investor's understanding of the impact of its current tax activity.

Consolidated Statements of Cash Flows, page F-6

34.
Please explain your basis for classifying the proceeds from and repayments of employee and stockholder loans as an investing activity. In this regard, we note that loans made to the Company by its employees or stockholders would be a financing activity. See paragraphs 18 to 20 of SFAS 95.

             Response:    The $2.5 million outflow included on the Consolidated Statements of Cash Flows in the period from January 1, 2006 through January 4, 2006 represents payroll taxes paid on behalf of employees and stockholders and represents amounts due from them. The line item caption was incorrectly labeled as a repayment of an employee or stockholder loan. Please see the revision to the Consolidated Statements of Cash Flows on page F-6 of the Amendment. In accordance with SFAS 95 paragraph 15, loans made by the Registrant should be classified as an investing activity.

Note 4, Acquisitions, page F-20

35.
Your disclosures indicate that the fair value of the stock issued in the acquisition was based on the fair value of the preferred shares purchased by investors in the formation of Rosetta Stone Inc. Please describe for us, in greater detail, how you determined the fair value of the common and preferred stock issued. As part of your response, please explain how you concluded that the fair value of preferred shares issued was an appropriate method of estimating the fair value of your common stock. In this regard, please explain how you considered any additional rights that preferred stockholders have that common stockholders do not.

             Response:    In conjunction with the acquisition of Fairfield & Sons, Ltd. ("Fairfield"), the Registrant issued 246,560 shares of Class A Convertible Common Stock, 63,412 shares of Class B Convertible Preferred Stock and 47,619 shares of Class B Redeemable Convertible Preferred Stock to Fairfield stockholders. In order to determine the fair value of the stock issued, the Registrant determined a value for its common stock and preferred stock as of the acquisition date and looked at the recent stock sales to outside investors associated with its formation. The Class A Convertible Common Stock issued to Fairfield stockholders had identical rights to the Class A Convertible Common Stock purchased by the outside investors, thus the Registrant determined the fair value of the common stock purchased by the investors was representative of the fair value to the common stock issued to the Fairfield stockholders. The Registrant also determined that the Class B Convertible Preferred Stock and Class B Redeemable Preferred Stock issued to Fairfield stockholders had substantially the same rights as the Class A Preferred Stock purchased by the outside investors. Furthermore, each Fairfield stockholder was also given the option of receiving an equivalent amount of cash in place of the common and preferred stock at the fair value paid by the outside investors.

            The disclosure on page F-20 of the Amendment has been revised in response to the Staff's comment to provide that the fair value of shares issued was based on the value of both the common stock and the preferred stock purchased by the outside investors.

Note 7, Intangible Assets, page F-23

36.
Tell us why you believe that the trade name and trademark acquired in connection with the Rosetta Stone Ltd acquisition should be deemed intangible assets with indefinite useful lives. Tell us why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets. Please refer to paragraph 11 of SFAS 142 in your response.

             Response:    As a result of the acquisition of Fairfield & Sons, Ltd., the Registrant recorded an intangible asset related to the Rosetta Stone trade name and trademarks. In accordance with SFAS 142, the Registrant determined that these intangible assets were deemed to have indefinite useful lives. The

Rosetta Stone trade name and trademarks are synonymous with the brand for the Registrant's only product line and the cash flows from these products are expected to continue indefinitely. The language learning industry is extremely large. Based on a survey that the Registrant commissioned from The Nielsen Company, the worldwide market for the language learning industry represented more than $83 billion in consumer spending in 2007. Given the Registrant's position as a technological leader within the industry, the Registrant believes that there are not any economic or competitive factors that could limit the useful lives of these intangible assets. The Registrant owns the associated trade name and trademarks free of any encumbrances, other than the liens on all of its assets by Madison Capital Funding LLC pursuant to its loan agreement, and they are not subject to any legal, regulatory or contractual obligations that could potentially limit the useful lives of these intangible assets. In accordance with SFAS 142 paragraph 17, the Registrant tests its indefinite life intangible assets for impairment on an annual basis.

Note 8, Other Current Liabilities, Page F-24

37.
Revise to separately disclose any item in excess of 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

             Response:    One additional item exceeded 5% of total current liabilities for the nine months ended September 30, 2008 and that item has been separately disclosed on page F-24 of the Amendment. Although this item did not exceed 5% of total current liabilities for the years ended December 31, 2006 or 2007, the Registrant has included this item in the table for these periods for comparison purposes. No other additional items exceeded 5% of total current liabilities for any of the periods presented.

Note 10, Stock-Based Compensation, Page F-27

38.
Please consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•
For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

•
Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

             Response:    The disclosure on page F-29 of the Amendment has been revised in response to the Staff's comment. The Registrant performed contemporaneous valuations of its common stock for all stock option grants listed on page F-29. However, as disclosed, not all of the terms of certain option grants were communicated to employees in a timely manner. Thus the grant date and fair value was established when all option terms were communicated.

Note 11, Common Stock, Page F-30

39.
Please reconcile the disclosures here and on page 108. Of the common stock issued on January 6, 2006, please tell us whether any of these sales were cash transactions to a willing unrelated party. Also, please revise your disclosure on page 108 to disclose the class of common stock that was issued to the related parties.

             Response:    The disclosure on pages 110 and F-30 of the Amendment has been revised in response to the Staff's comment. The 613,240 shares of Class A Convertible Preferred Stock referenced on page F-30 is comprised of 581,240 shares issued to ABS Capital Partners, 12,000 issued to Tom Adams and 20,000 issued to Madison Capital Funding LLC (which 20,000 is not reflected on page 110 because Madison Capital is not an officer, director or 5% stockholder).

            There were sales of shares to unrelated third parties for cash. The shares issued in January 2006 were issued for cash to ABS Capital, Norwest, Tom Adams and Madison Capital. The Registrant believes Norwest and Madison Capital were unrelated third parties at such time.

            In connection with the acquisition of Fairfield & Sons, Ltd., each Fairfield stockholder was given the option of receiving cash in lieu of shares of the Registrant. Substantially all of those stockholders are unrelated to the Registrant in any manner other than their share ownership in the Registrant. Thus, the transfer of shares to those stockholders who elected to receive shares in lieu of cash was the equivalent of cash sales to willing unrelated third parties.

Note 12, Convertible Preferred Stock, page F-31

40.
Your disclosures indicate that at the consummation of a qualified underwritten public offering, each share of preferred stock will convert into shares of Class B convertible common stock. However, we note that the pro forma balance sheet on page F-3 reflects the conversion of the preferred shares into non-designated common stock. Please clarify and revise your disclosures accordingly.

             Response:    The disclosure on page F-33 of the Amendment has been revised in response to the Staff's comment.

*—*—*—*—*—*

            If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5557.

Very truly yours,
/s/ Brian Fenske Brian Fenske
cc:
Marc Thomas (Securities and Exchange Commission)
Christine Davis (Securities and Exchange Commission)
Barbara C. Jacobs (Securities and Exchange Commission)
Michael Wu (Rosetta Stone Inc.)
Brent B. Siler (Cooley Godward Kronish LLP)

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